UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Banco do Brasil S.A. (Name of Subject Company)
____________________________________________________________________________ (Translation of Subject Company's Name into English (if applicable))
Brazil (Jurisdiction of Subject Company's Incorporation or Organization)
____________________________________________________________________________ (Name of Person(s) Furnishing Form)
Common Shares (Title of Class of Subject Securities)
____________________________________________________________________________ (CUSIP Number of Class of Securities (if applicable))
Banco do Brasil Securities LLC, 600 Fifth Avenue, New York, NY 10020 (212) 626-7000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

____________________________________________________________________________ (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)
Details of the preemptive rights of current Banco do Brasil S.A. (the "Bank") shareholders that would arise upon the increase in the Bank's share capital in connection with a potential BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA") listed offering (the "Informational Document"), which details are disclosed in Portuguese in the initial filing of a draft Portuguese language prospectus with the regulator in Brazil.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on May 7, 2010.

(2)	Filer agrees to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:  /s/ Daniel Faria Costa

Name:  Daniel Faria Costa

Title :  General Manager

THE PREEMPTIVE RIGHTS DISCUSSED BELOW RELATE TO COMMON SHARES THAT ARE SECURITIES OF A BRAZILIAN ISSUER. THE OFFER IS SUBJECT TO DISCLOSURE REQUIREMENTS OF BRAZIL THAT ARE DIFFERENT FROM THOSE OF THE UNITED STATES.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE YOUR RIGHTS AND ANY CLAIM YOU MAY HAVE ARISING UNDER THE FEDERAL SECURITIES LAWS, SINCE THE ISSUER IS LOCATED IN BRAZIL, AND SOME OR ALL OF ITS OFFICERS AND DIRECTORS ARE RESIDENTS OF BRAZIL. YOU MAY NOT BE ABLE TO SUE THE ISSUER OR ITS OFFICERS OR DIRECTORS IN A BRAZILIAN COURT FOR VIOLATIONS OF THE U.S. SECURITIES LAWS. IT MAY BE DIFFICULT TO COMPEL THE ISSUER AND ITS AFFILIATES TO SUBJECT THEMSELVES TO A U.S. COURT'S JUDGMENT.

On May 6th, 2010, an application was filed with Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (“ANBIMA”) for a preliminary review of a draft registration statement for a primary and secondary public offering of common shares, with no par value, issued by Banco do Brasil S.A. (“Shares” and “Offering”, respectively), under the agreement signed between the Brazilian Securities Commission (Comissão de Valores Mobiliários, or CVM) and ANBIMA for that purpose, and CVM Rule No. 471.  Selling efforts abroad will be also performed simultaneously, where permitted under applicable laws, to institutional investors.  The information below from the draft registration statement are the excerpts relating to the Preemptive Rights (as defined below).  Such information is not final and is subject to change.

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PREEMPTIVE RIGHT

Upon the issuance of the shares sold in the Offering, the Bank’s current shareholders (“Shareholders”) will, subject to Shareholder approval, including Shareholder approval of the Offering, be entitled to preemptive rights (“Preemptive Rights”), in accordance with Article 171 of Law 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), it being understood that the period to exercise the Preemptive Right will be reduced to a maximum of [three (3) days], as permitted in Article 172 of the Brazilian Corporate Law.

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PRICE PER SHARE

The price per share in the Offering (“Price per Share”) will be determined after (i) expiration of the reserve periods for the preemptive rights and for the retail offering and (ii) the result of the bookbuilding procedure to be carried out in Brazil by the underwriters and by the international placement agents, in accordance with the provisions set forth in Article 170, paragraph 1, item III, of Brazilian Corporate Law.  The Price per Share will also apply to shares subscribed for by Shareholders subscribing for Preemptive Rights.

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PROCEDURES TO EXERCISE THE PREEMPTIVE RIGHTS

The Preemptive Rights may be privately negotiated or assigned by the Shareholders, in accordance with §6 of Article 171 of Brazilian Corporate Law, within the period to be set to exercise the Preemptive Rights in connection with the Offering, except as prohibited under the applicable laws and regulations of Brazil and any other relevant jurisdiction, including, but not limited to, the prohibition on transfers of the Preemptive Rights by U.S. holders except in accordance with SEC Regulation S of the U.S. Securities Act of 1933.  No subscription rights will be listed or traded on the BM&FBOVESPA.  Shareholders who wish to assign their Preemptive Rights must enter into an assignment of rights agreement with the investor desiring to acquire the Preemptive Rights, in the form that will be attached to the preliminary offering document, before the cut-off date to be further determined in the context of the Offering, which will be disclosed by the Bank.  The acquirer of the Preemptive Rights must deliver to the Bank, at any agency identified as a "Special Agency for the Receipt of Assignment Agreements," a copy of the assignment agreement, properly executed and notarized and, in the case of corporations, signatories' incumbency certificates.

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The Shareholders who submit reserve orders will be entitled to subscribe for Shares in the primary offering on a pro rata basis to their existing shareholdings.

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The Brazilian Treasury will not exercise a portion of its Preemptive Rights and as authorized by Article 3 of the Provisionary Measure 487 of April 23, 2010, will assign its non-exercised Preemptive Rights to the Investment and Stabilization Fiscal Fund, an investment fund wholly-owned by the Brazilian Sovereign Fund.  We understand that the selling shareholders of the secondary offering do not intend to exercise their Preemptive Rights.

The Shares outstanding after the reserve period for the Preemptive Rights will be allocated to the retail offering and to the institutional offering.

Investors are not allowed to revoke reserve orders, except in the following situations:

•	material changes between the preliminary prospectus and the final prospectus;
•	the offer is discontinued;
•	the placement agreement is terminated;
•	the offer or reserve order is cancelled by the Bank;
•	the offer is revoked, making the offer and any prior or subsequent acceptance ineffective; or
•	any other case of returning the reserve order expressly provided under relevant law, in which case all reserve orders will be automatically cancelled.

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Shareholders may specify a price cap per share, in which case the reserve order will be automatically cancelled if the Price Per Share is above the specified cap.